SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio GAE 1.939-13, of May 02, 2013, transcribed below, regarding the news published in the newspaper Valor Econômico, stating that “Eletrobras seeks additional R$ 20 billion in compensations” we hereby clarify to shareholders and the market in general that the relevant information regarding the compensations to be paid relating to the extention of concessions set forth in the law 12.783, is disclosed in Note 2.1 of the Notes of the Financial Statements of 2012.

As disclosed in the Financial Statements, Eletrobras will receive at first R$ 14 billion and is expected to receive additional resources of R$ 12,024,694,000 concerning RBSE, Reinforcements and Improvements in Generation, as detailed below:

Assets with extended concessions whose compensation has not yet been approved by the Brazilian Government:

R$ thousand
Generation
Upgrades and Improvements	1,483,540
Thermal Generation	1,684,047
Transmission
Reinforcements and Improvements (RBNI)	841,814
Basic network – existing services (RBSE)	7,490,046
Effect on the invested company CTEEP - RBSE	525,247

Total	12,024,694

 “GAE 1.939-13

May 02, 2013

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araújo

Dear Sirs,

We request clarification, as soon as possible, byl May 03, 2013, regarding the article published in the newspaper Valor Econômico, on May 02, 2013, which stated, " Eletrobras seeks additional R$ 20 billion in compensations ", as well as any other information you consider important.

This request falls within the scope of the cooperation agreement, signed by the CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the supervisor of relationships with companies – SEP of the CVM, in accordance with the provisions of CVM Instruction No. 452/07.

Sincerely

Nelson Barroso Ortega

Department of on-going relations with issuers

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

             Sr. Fernando Soares Vieira - Superintendent of relationships with companies

             Sr. Waldir de Jesus Nobre - Superintendent of market relations and intermediaries”

Rio de Janeiro, May 03, 2013.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.